[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2008	aschick@luselaw.com

February 3, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Michael R. Clampitt, Esq.
Mail Stop 4561

	Re:	First Sentry Bancshares, Inc. (Registration No. 333-156180)
Registration Statement on Form S-4

Dear Mr. Clampitt:

          On behalf of First Sentry Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amended S-4”). Set forth below are the comments from the Staff’s comment letter dated January 13, 2009, as well as the Company’s responses to those comments. The Amended S-4 has been blacklined to reflect changes from the original filing.

Form S-4

General

1.
Provide us supplementally with copies of all financial forecasts and projections provided by First Sentry to Guaranty Financial or its financial advisor or by Guaranty Financial to First Sentry or its financial advisor that were not filed with the registration statement or otherwise filed with the Commission. In addition, to the extent that the information has not been disclosed in the prospectus, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

We hereby confirm that there were no financial forecasts and projections provided by the Company to Guaranty Financial Services, Inc. or its financial advisor or by Guaranty Financial Services, Inc. to the Company that were not filed as an exhibit to the Registration Statement on Form S-4, as amended.

Securities and Exchange Commission
February 3, 2009

Cover Page of Prospectus

2.
Please confirm that if you will use the prospectus before the effective date of the registration statement, such preliminary prospectus will include an appropriate “subject to completion” legend as required by Item 501(b)(10) of Regulation S-K.

The Company confirms that the Joint Proxy Statement/Prospectus will not be used before the Registration Statement on Form S-4 is declared effective by the SEC.

3.	Please revise to clarify that the approval of the merger agreement and completion of the merger are not contingent upon the approval of the change of control payment proposal.

The requested disclosure has been added to the cover page of the Joint Proxy Statement/Prospectus as requested.

References to Additional Information

4.	Please highlight the last paragraph of this section by print type or otherwise. Refer to Item 2 of Form S-4.

The disclosure has been revised to be in bold type at the bottom of the cover page of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

Questions and Answers…page 1

5.	Please revise to add questions and answers for the following topics:

● Guaranty Financial’s reasons for the merger;

● First Sentry’s reasons for the merger;

●
Names and amounts for change of control payments, reasons for the payments, and disclosure that payments will be made at a slightly reduced amount even if stockholders disapprove the payment proposal; and

● The percentage of former First Sentry holders in the post-merger company.

The Q&A has been revised to address the topics suggested by the Staff on pages 1 through 4.

Securities and Exchange Commission
February 3, 2009

6.
Please revise the appraisal rights Q&A to disclose that if holders of more than 5% of Guaranty Financial’s shares seek appraisal rights, the merger will not go forward. Please also provide an address for dissenters to send notice and summarize the material disclosure required in the notice.

The appraisal rights Q&A has been revised to reflect the condition to closing and to include the address for stockholders to send their notice of intent to seek appraisal rights. The Staff should note that West Virginia law only requires that such notice demonstrate a stockholder’s intent to demand payment if the proposed merger is effectuated. There is no other mandated disclosure under West Virginia law for the notice. The Company has revised this disclosure on page 3.

Summary

Certain Guaranty Financial Services, Inc. Directors and Officers…page 5

7.	Please revise the second bullet point on page 6 to state the number of options that will be cancelled and the cash amount that each of the directors and executive officers will receive.

The second bullet point on page 7 has been revised to expand the disclosure as requested to list the number of stock options held by directors and executive officers of Guaranty Financial Services, Inc. and the cash amount to be received for the options by such directors and executive officers.

Risk Factors

If economic conditions deteriorate in their market area…page 19

8.
Please revise to quantify, to the extent material, any decreases in real estate values in Cabell and Lincoln Counties and surrounding areas and any other adverse changes in these economies in recent periods.

Management of both First Sentry Bancshares, Inc. and Guaranty Financial Services, Inc. have advised us that they are not aware of any material decreases in real estate values in recent periods in the Cabell and Lincoln County market areas.

9.	Please revise to add a risk factor explaining why First Sentry did not get an appraisal.

The suggested risk factor has been added on page 18.

Securities and Exchange Commission
February 3, 2009

A Warning About Forward-Looking Statements, page 21

10.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to Guaranty Financial. See Section 27A(a) of the Securities Act. Please delete the reference to the safe harbor.

The last sentence has been deleted as requested.

Selected Historical Financial Information for Guaranty Financial Services, Inc., page 26

11.
In the Selected Operating Data as of September 30, 2008 and 2007, we note that various amounts presented do not agree with the related amounts reported in the consolidated statements of income on page G-5. Please revise to provide consistent information throughout the document.

The Selected Operating Data on page 27 has been revised to be consistent with the Financial Statements of Guaranty Financial Services, Inc.

Market Price and Dividend Information, page 29

12.
Please revise to provide the tabular disclosure required by Item 201(d) of Regulation S-K with respect to each of First Sentry and Guaranty Financial or confirm that no such compensation plan disclosure is applicable.

First Sentry Bancshares, Inc. has no applicable compensation plans and accordingly no tabular disclosure has been provided. Guaranty Financial Services, Inc. has revised its disclosure on page 161 to add the required tabular disclosure.

Joint Proposal I – The Merger

Background of the Merger, page 40

13.
Please identify all parties present at each of the meetings described, including board members, executive officers, legal counsel and financial advisors. If any board member was not present at the meeting, please so indicate.

The disclosure has been revised as requested on pages 41 through 43.

14.	Please revise the third paragraph of this section to disclose the terms of the August 2007 term sheet.

The disclosure has been revised as requested on page 41.

Securities and Exchange Commission
February 3, 2009

15.	Please revise the second to last paragraph on page 40 to identify the members of the Executive Committee of Guaranty Financial.

The disclosure has been revised on page 41 to identify the directors who serve on the Executive Committee.

16.	Please revise the second paragraph on page 41 to disclose the reasons cited, if any, by the potential acquirer for its decision not to pursue the acquisition.

The disclosure has been revised on page 42 of the joint proxy statement/prospectus to provide the reasons for the termination of merger discussions with another potential acquirer of Guaranty Financial Services, Inc.

17.
On page 41 you state that Hess, Stewart & Campbell prepared an analysis related to the merger proposal. Please explain in more detail the nature and scope of the services that Hess, Stewart & Campbell, First Sentry’s independent accountants, performed with respect to the prepared analysis and tell us how you determined that these services did not impair their independence. Refer to Rule 2-01 of Regulation S-X and related SEC Release Nos. 33-7919 and 33-8183.

Hess, Stewart & Campbell was present to discuss accounting findings relating to due diligence performed and pro forma statements prepared by the controller of the bank. No valuation services were provided and no fairness opinions or analysis were issued or prepared by Hess, Stewart & Campbell. Pro forma discussions included matters relating to applicability of accounting standards for purchase method accounting and the accounting treatment of intangibles under SFAS 141 and SFAS 142. The disclosures on pages 41and 42 have been revised to clarify Hess, Stewart & Campbell’s role in the two presentations to the Board.

Opinion of Guaranty Financial Services, Inc.’s…page 45

18.	Please revise to clarify that all material information in Howe Barnes’ written opinion is disclosed in the summary of the opinion.

The disclosure on page 46 of the joint proxy statement/prospectus has been revised as requested by the staff.

19.
We note the disclosure in the first full paragraph on page 47 in which you state that Howe Barnes prepared and delivered written materials containing various analyses and other information to the Guaranty Financial board of directors. Please file the written materials delivered to the Guaranty Financial board of directors as an exhibit to the registration statement. Refer to Items 4(b) and 21(c) of Form S-4.

Securities and Exchange Commission
February 3, 2009

The written materials of Howe Barnes delivered to the Board of Directors of Guaranty Financial Services, Inc. is filed as part of Appendix B to the joint proxy statement/prospectus.

20.
Please also furnish us supplementally with copies of any other “board book” or other similar materials Howe Barnes furnished to Guaranty Financial board members in connection with this transaction. We may have further comments after we review this material.

There were no other documents distributed to the Board of Directors of Guaranty Financial Services, Inc. other than those filed as part of Appendix B to the Joint proxy statement/prospectus.

21.	Please revise to state the names of the peer group of West Virginia banking organizations used for the comparison on page 48.

A new table has been added to the disclosure on page 49 to respond to the Staff’s request.

22.	Please confirm that, in connection with the consummation of the merger, Howe Barnes is not entitled to receive any fees in addition to the $17,500 previously received.

We hereby confirm that Howe Barnes will not receive any fees in addition to the $17,500 they have already received for this transaction.

23.
Please state whether Guaranty Financial determined the amount of consideration to be paid or whether Howe Barnes recommended the amount of consideration to be paid in connection with the transaction. Refer to Item 1015(b)(5) of Regulation M-A.

The disclosure on page 48 has been revised to reflect that Guaranty Financial Services, Inc. determined the amount of consideration to be paid to its stockholders through arms’ length negotiations with the Company. Howe Barnes was engaged subsequent to these negotiations.

Guaranty Financial Services, Inc. Stock Options, page 55

24.
Please revise to disclose the exercise price and date(s) of issuance for each of the options listed in the table on page 55. Please also disclose the reasons underlying the decision to pay $30.00 for each outstanding option.

The disclosure has been revised as requested on page 57.

Securities and Exchange Commission
February 3, 2009

Material Federal Income Tax Consequences of the Merger, page 56

25.
You state on page 57 that it is a condition to complete the merger that First Sentry receive an opinion from counsel that the merger will be treated as a tax-free reorganization. Please confirm that this opinion will be filed as an exhibit in a post-effective amendment to the registration statement.

The Company confirms that the tax opinion issued at closing will be filed as an exhibit to a post-effective amendment to the Form S-4 at the time such tax opinion is rendered.

The Merger Agreement, page 60

26.	Please revise the introductory paragraph of this section to incorporate the merger agreement by reference into the prospectus. Refer to Item 4(c) of Form S-4.

The disclosure on page 62 has been revised as requested.

Conditions to Completing the Merger, page 60

27.	Please revise the last sentence of this section to disclose which conditions are waivable.

The disclosure has been revised on pages 11 through 12 and 62 through 63 to separate those conditions that are waivable from those conditions that cannot be waived.

First Sentry Bancshares, Inc. Discussion and Analysis, page 77

Provision for Loan Losses, page 83

28.
We note that your nonperforming loans as a percentage of total loans decreased from 1.41% as of December 31, 2007 to 0.64% as of September 30, 2008. We also note that the allowance for loan losses to total loans increased slightly from 1.38% as of December 31, 2007 to 1.39% as of September 30, 2008. Please explain fully the reasons for changes in each of the elements and components of the loan loss allowance so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end. Please quantify and explain:

●	How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;

●	How changes in estimation methods and assumptions affected the allowance;

Securities and Exchange Commission
February 3, 2009

● Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred; and

● How actual changes and expected trends in nonperforming loans affected the allowance.

Pursuant to discussions with the Staff, no further disclosures are required in response to this comment.

Summary Compensation Table, page 123

29.	Please revise the narrative following the Summary Compensation Table to discuss how the base salary and bonus amounts reported in the table for the 2007 fiscal year were determined.

The disclosure has been revised as requested on page 126.

Management’s Discussion and Analysis of the Financial Condition…page 125

30.
We note that your discussions in the MD&A do not appear to be consistent with amounts as presented in your financial statements. For instance, on page 126 you state the primary factor contributing to the decrease in the net income of Guaranty Financial was a decrease in interest income. However, we note that net interest income increased from $8.4 million in 2006 to $9.6 million in 2007. Similarly, on page 127 you discuss a decrease in non interest income in 2008. However, your statement of income reports an increase in non interest income during this period. Please revise to provide consistent information throughout the document.

Guaranty Financial Services, Inc. has revised various disclosures in its MD&A and specifically revised the disclosure on pages 129 and 130 in response to the Staff’s comments.

31.	Please revise to include the off-balance sheet arrangements disclosure required by Item 303(a)(4) of Regulation S-K.

The disclosure has been revised as requested on page 133.

Management of Guaranty Financial Services, Inc., page 152

32.
Please revise to identify each director of Guaranty Financial that will serve as a director of First Sentry that is independent under applicable independence standards pursuant to Item 407(a) of Regulation S-K.

Securities and Exchange Commission
February 3, 2009

The disclosure has been revised to add a section on Board Independence on page 158.

Summary Compensation Table, page 155

33.	Please revise to include a narrative discussion following the Summary Compensation Table to discuss how the base salary amount reported in the table for the 2007 fiscal year was determined.

The disclosure has been revised as requested on pages 159 through 160.

34.	Please also include a discussion or a cross-reference to a discussion, of the material terms of Mr. Sprouse’s employment agreement.

The disclosure has been revised on page 160 to include a description of the material terms of Marc Sprouse’s employment agreement along with a cross reference to the discussion of the change in control provision of his employment agreement.

Pro Forma Financial Information, page 165

Pro Forma Balance Sheet as of September 30, 2008, page 167

35.
Since the acquisition of Guaranty Financial is expected to take place after January 1, 2009, the effective date of SFAS 141(R) for calendar year registrants, please tell us how you considered the impact of SFAS 141(R) on your pro forma financial statements.

Under one of the accepted alternatives, costs relating to the acquisition of Guaranty Financial Services, Inc. are being capitalized in 2008 and will be expensed in 2009 when SFAS 141 (R) is adopted.

36.
In the First Sentry column, you report $1,609 and $2,978 thousand in other real estate owned and other assets, respectively. In First Sentry’s balance sheet on page F-3, you report $1,567 and $3,019 thousand in federal home loan bank stock and other assets, respectively. Please reconcile these amounts and accounts and revise the pro forma footnotes to clarify the reason for the differences.

The pro forma balance sheet has been revised to correspond to the amounts and accounts in the Company’s balance sheet on page F-3.

37.
In the pro forma balance sheet you classify interest earning deposits as cash and cash equivalents. However, in the historical balance sheet, this is not classified as such. Please explain the reason for your reclassification in your pro forma footnotes.

Securities and Exchange Commission
February 3, 2009

The pro forma balance sheet has been revised to classify interest earning deposits as disclosed in the Company’s balance sheet on Page F-3.

38.
We note adjustment (c) for $1,081 thousand of unpaid merger costs of the acquired company. Please reconcile this amount to the merger related charges discussed in pro forma note 3 on page 172 and clarify why this amount is presented as an adjustment of the cash balance of the combined entities.

The Company has revised Note 3 and revised the $1,081 thousand to disclose as a liability.

Pro Forma Statement of Income for the nine months ended September 30, 2008, page 169

39.
We note your adjustments of $(0.09) and $0.10 to earnings per share as of September 30, 2008 and December 31, 2007, respectively. Please revise to include a footnote describing how this adjustment was computed including the weighted average number of shares used to compute this data. Please also disclose any fully diluted earnings per share information, if applicable. You may refer to Rule 11-02(b)(7) of Regulation S-X.

The disclosure has been revised as requested on pages 175 and 180.

Notes to the Unaudited Pro Forma Financial Statements, page 171

40.
Please revise the footnote information presented under the pro forma balance sheet and pro forma income statements to refer a reader to the respective notes to the unaudited pro forma financial statements. Alternatively, you may simply reference each pro forma adjustment to the notes to the unaudited pro forma financial statements.

The footnote disclosures have been revised to refer the reader to the respective notes to the unaudited pro forma financial statements.

41.
Please expand Note 2 to disclose the number of shares to be issued in the merger in order to arrive at the purchase price element of $13,429 thousand. Also disclose how this amount relates to the adjustments of $448 thousand and $12,981 thousand for common stock and surplus, respectively, in the pro forma balance sheet.

Note 2 has been revised as requested.

Securities and Exchange Commission
February 3, 2009

42.
Please discuss any assumptions underlying the purchase price, factors that may result in a different purchase price and the likelihood of material changes to the expected purchase price from these factors, as needed.

Note 2 has been revised as requested.

Comparison of Rights of Stockholders, page 176

43.
You state on page 177 that the articles of incorporation and bylaws of Guaranty Financial are on file with the Commission. Please revise to clarify when such documents were filed with the Commission or remove this statement.

The disclosure on page 182 has been modified to remove references to Guaranty Financial Services, Inc.’s corporate documents as being on file with the SEC.

Transactions with Certain Related Persons, page 157

44.
Please revise to include, if accurate, the complete representations required by Instruction 4(c) to Item 404(a) of Regulations S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to persons not related to the lender.

The disclosure has been revised on page 163.

First Sentry Bancshares, Inc. Financial Statements.

45.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

The Staff’s comment is acknowledged. However, in the event the Registration Statement is not declared effective within 135 days of September 30, 2008, the Company wishes to rely on Rule 8-08(b) of Regulation S-X which would allow the Company to utilize September 30, 2008 business and financial information until the earlier of March 30, 2009 or such date as audited financial statements become available. Rule 8-08 of Regulation S-X provides that if the effective date or anticipated mailing date of the Registration Statement falls after 45 days but within 90 days of the end of the registrant’s fiscal year end, the registrant is not required to provide audited financial statements for such year end provided the following conditions are met: (1) If the registrant is a reporting company, all reports due must have been filed; (2) For the most recent fiscal year for which audited financial statements are not yet available, the registrant reasonably and in good faith expects to report income from continuing operations before taxes; and (3) For at least one of the two fiscal years immediately preceding the most recent fiscal year, the registrant reported income from continuing operations before taxes.

Securities and Exchange Commission
February 3, 2009

The business and financial information contained in the joint proxy statement/prospectus is for the nine-month period ended September 30, 2008 for each of the Company and Guaranty Financial Services, Inc. The Company meets the three criteria of Rule 8-08(b) (including qualification as a smaller reporting company): (1) The Company is not yet a reporting company; (2) The Company reasonably and in good faith expects to report income from continuing operations before taxes for the most recent fiscal year for which audited financial statements are not yet available ($2.5 million of income before income taxes for the nine months ended September 30, 2008); and (3) The Company reported income from continuing operations before taxes for at least one of the two fiscal years immediately preceding the most recent fiscal year ($3.3 million of income before income taxes for 2007 and $3.2 million of income before income taxes for 2006).

Note 2 – Fair Values of Financial Instruments, page F-12

46.
We note on page F-11 that you early adopted SFAS 157 and SFAS 159 as of January 1, 2007. Please revise to include the disclosures required by paragraphs 32-25 of SFAS 157 and paragraphs 18-22 of SFAS 159, or advise us.

The Company has revised Notes 1 and 2 of its financial statements to add additional analysis and discussion on the adoption of SFAS 157 and 159.

Note 6 – Loans and Allowance for Loan Losses, page F-18

47.	Please revise to present disclosures about your impaired loans required by paragraph 20 of SFAS 114.

The Company has revised Note 6 of its financial statements to add additional analysis and discussion on impaired loans under SFAS 114.

Guaranty Financial Services, Inc. Financial Statements

48.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

          The Staff’s comment is acknowledged. However, in the event the Registration Statement is not declared effective within 135 days of September 30, 2008, Guaranty Financial Services, Inc. wishes to rely on Rule 8-08(b) of Regulation S-X which would allow it to utilize September 30, 2008 business and financial information until the earlier of March 30, 2009 or such date as audited financial statements become available. Rule 8-08 of Regulation S-X provides that if the effective date or anticipated mailing date of the Registration Statement falls after 45 days but within 90 days of the end of the company’s fiscal year end, the company is not required to provide audited financial statements for such year end provided the following conditions are met: (1) If the company is a reporting company, all reports due must have been filed; (2) For the most recent fiscal year for which audited financial statements are not yet available, the company reasonably and in good faith expects to report income from continuing operations before taxes; and (3) For at least one of the two fiscal years immediately preceding the most recent fiscal year, the company reported income from continuing operations before taxes.

Securities and Exchange Commission
February 3, 2009

The business and financial information contained in the joint proxy statement/prospectus is for the nine-month period ended September 30, 2008 for each of Guaranty Financial Services, Inc. and the Company. Guaranty Financial Services, Inc. meets the three criteria of Rule 8-08(b) (including qualification as a smaller reporting company): (1) Guaranty Financial Services, Inc. is not yet a reporting company; (2) Guaranty Financial Services, Inc. reasonably and in good faith expects to report income from continuing operations before taxes for the most recent fiscal year for which audited financial statements are not yet available ($238,000 of income before income tax expense for the nine months ended September 30, 2008); and (3) Guaranty Financial Services, Inc. reported income from continuing operations before taxes for at least one of the two fiscal years immediately preceding the most recent fiscal year ($561,000 of income before income tax expense for 2007 and $577,000 of income before income tax expense for 2006).

Note 3 – Securities, page G-14

49.
We note the significant unrealized losses on your available for sale investments in corporate debt securities as of September 30, 2008. Given the current market conditions and the severity of losses on your investments in corporate debt securities in the last nine months, please revise to discuss the reason for not recording an other than temporary impairment on these securities including a discussion of the financial condition and near-term prospects of the issuer(s).

Guaranty Financial Services, Inc. has inserted additional disclosures in Note 3 to its September 30, 2008 financial statements. Guaranty Financial Services, Inc. has also included a further discussion under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Guaranty Financial Services, Inc.—Analysis of Financial Condition—Investment Activities.”

Securities and Exchange Commission
February 3, 2009

In addition, the following discussion is included as supplemental information to Guaranty Financial Services, Inc.’s response.

Management has and continues to evaluate its investment portfolio for any potential impairment on a periodic basis. Such analysis and evaluations are described as follows:

At September 30, 2008, Guaranty Financial Services, Inc. held corporate debt securities with a cost basis of approximately $2,857,000 and a market value of approximately $2,200,000 which is comprised of the following:

Security	Book Value	Market Value

CBS Financial Capital Trust II	$330,000	$226,875
Community Financial Service Trust II	400,000	267,520
CFSI TRUST	425,000	278,928
Crescent Capital Trust II	400,000	273,760
FCBI Capital Trust I	300,000	191,250
UCBI Structure Note	500,000	490,890
Ford Motor Credit	501,687	470,135

Total	$2,856,687	$2,199,358

With the exception of the Ford Motor Credit instrument and UCBI Structured Note, all of these instruments are investments in trust preferred securities issues of primarily small community banks or bank holding companies. These trust preferred securities were acquired at origination and are inactively traded. In valuing such instruments, management, along with the assistance of a third party servicer, has made internal assumptions about future cash flows and certain risk adjusted discount rates, primarily based on observable market inputs. This analysis is used to determine principal and interest break points and helps Guaranty Financial Services, Inc. to determine temporary declines in value versus other than temporary impairment. In addition to considering standard asset quality measures like percentage of noncurrent loans and non-performing assets to total loans, consideration was also afforded to an issuing bank’s level of loan concentration, asset quality measures, level of profitability and liquidity in order to estimate the issuing bank’s expected default frequency. The issuing banks were then ranked by a composite credit score comprised of the expected default rate ranking (weighted at 66.7%) and the most recent level of nonperforming assets to total loans plus other real estate owned (33.3%) to determine the composite credit score. A more detailed explanation of the methodology utilized is included in Attachment A to this response. Certain credit characteristics regarding the issuing banks were considered in determining the estimated values for the specific trust preferred securities.

Securities and Exchange Commission
February 3, 2009

A summary of the composite scoring is set forth in the following table.

	Expected Default Frequency
	One Year	Five Year	Nonperforming Loans/Total Loans + OREO	Noncurrent Loans/Total Loans	Tangible Equity/Tangible Assets	Composite Credit Score*

CBS Financial Capital Trust II	2.35%	10.22%	9.69%	4.81%	6.34%	10.04%
Community Financial Service Trust II	2.38%	10.01%	8.15%	7.03%	5.47%	9.39%
CFSI TRUST	2.38%	10.01%	8.15%	7.03%	5.47%	9.39%
Crescent Capital Trust II	2.40%	9.93%	5.35%	3.49%	5.94%	8.40%
FCBI Capital Trust I	2.15%	9.33%	19.91%	16.61%	9.26%	12.86%

* Moody’s five year expected default rate x 66.7% + Nonperforming assets/total loans plus other real estate owned x 33.3%

Due to the declining interest rate environment and ongoing economic downturn, the spreads on trust preferred issuances have widened to the 600 basis point level and refinancing of such issuances is not likely until such time as the spreads narrow. The original market in which these trust preferred securities were issued had a market yield based on the period to the first call date – typically 3 to 5 years. However, due to the ongoing credit and liquidity issues within the banking industry, trust preferred securities’ yields are being priced to an expected life of 10 years from the date of valuation. Accordingly, the following estimates of fair value were based on these significantly increased spread estimates and an estimated 10 year expected life on the trust preferred securities:

			I.	II.	III.	IV.	V.
Issuer	Issue Date	Spread Formula	Approximate Spread Over LIBOR (bps)	Composite Credit Score	Estimated Req. Spread Over LIBOR (bps)	Yield to First Call Disc. Factor (bps)	Representative Security Price Sept. 30, 2008

CBS Financial Capital Trust II	Feb 2004	Prime+25	245	10.04	775	0.5	66.88
Community Financial Service Trust II	Apr 2005	Prime	220	9.39	750	0.5	66.88
CFSI TRUST	Sep 2007	LIBOR+200	200	9.39	750	0.5	65.63
Crescent Capital Trust II	Sep 2005	Prime	220	8.40	725	0.5	68.44
FCBI Capital Trust I	Jun 2002	Prime+50	270	12.86	850	0.5	63.75

Note:

I.	Prime rate of 5%. 3 Month LIBOR of 2.81%.

V.
(Column I less Column III) Divided by Column IV. This value is then divided by 32 to arrive at the (discount) or premium which is then subtracted or added to par to determine the representative security price.

Furthermore, based on management’s review of the trust preferred securities performance at September 30, 2008, all interest receivable from the trust preferred securities was current. Further analysis of underlying banks and/or bank holding companies financial statements and Uniform Bank Performance Reports (UBPR) indicated adequate capital levels and financial resources available to cash flow the related debt. Based on this analysis of the trust preferred securities holdings by Guaranty Financial Services, Inc. at September 30, 2008, management determined the decline in market value to be temporary.

Securities and Exchange Commission
February 3, 2009

Management’s review of the Ford Motor Credit security and the UCBI Structured Note at September 30, 2008 noted unrealized losses of approximately $31,500 and $9,100, respectively. Considering that the maturity dates for the Ford Motor Credit security and UCBI Structured Note are October 28, 2009 and September 30, 2015, respectively, of which management believes Guaranty Financial Services, Inc. has the ability and intent to hold each instrument until their respective maturities; the decline in market value is considered temporary at September 30, 2008.

During late December 2008, management learned that FCBI Capital Trust I had suspended interest payments and management is currently evaluating this security for other than temporary impairment as of December 31, 2008.

50.	Given that SFAS 157 is effective for fiscal years beginning after November 15, 2007, please revise to include disclosures required by paragraphs 32-35 of SFAS 157, or advise us.

Guaranty Financial Services, Inc. has revised Note 13 of its financial statements to include disclosures required by SFAS 157.

Item 21. Exhibits and Financial Statements and Schedules

51.
We note the disclosure on page 6 regarding the Acknowledgement Agreement that certain officers of Guaranty Financial entered into with First Sentry. Please file this agreement as an exhibit to the registration statement.

The acknowledgement agreements of Messrs. Sprouse, Plantz and Cartwright and Ms. Ballengee are filed as Exhibits 10.6, 10.7, 10.8 and 10.9, respectively to the Amended Form S-4.

52.
We note the disclosure on page 34 regarding the voting agreement that the directors of Guaranty Financial entered into with First Sentry. Please file this agreement as an exhibit to the registration statement.

A Form of Voting Agreement is filed as Exhibit 10.10 to the Amended Form S-4.

53.
We note the disclosure on pages 54 and 55 regarding the employment agreements with Messrs. Sprouse, Plantz and Cartwright and Ms. Ballengee, each of which contains a change in control provision. Please file these agreements as exhibits to the registration statement.

Securities and Exchange Commission
February 3, 2009

The employment agreements of Messrs. Sprouse, Plantz and Cartwright and Ms. Ballengee are filed as Exhibits 10.2, 10.3, 10.4 and 10.5, respectively to the Amended Form S-4.

54.	Please file the form of proxy card for each of First Sentry and Guaranty Financial as exhibits to the registration statement.

A form of proxy card for each of First Sentry Bancshares, Inc. and Guaranty Financial Services, Inc. are filed as Exhibits 99.1 and 99.2, respectively to the Amended Form S-4.

Exhibit 5.1

55.	Please delete the assumptions contained in the last sentence of the second paragraph; they are inappropriate.

Exhibit 5.1 has been revised as requested.

Exhibit 23

56.	Please provide a current consent of the independent accountants in future amendments.

Current consents are filed with the Amended S-4.

* * * * *

Securities and Exchange Commission
February 3, 2009

          We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2008 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

\s\ Alan Schick
Alan Schick

Enclosures
cc:	Justin Dobbie, Esq.
Babette Cooper, CPA
Amit Pande, CPA
Geoff Sheils, First Sentry Bancshares, Inc.
Marc Sprouse, Guaranty Financial Services, Inc.
Frank McCreary, Esq.
Benjamin Azoff, Esq.

ATTACHMENT A

FASB Revisions to Mark-to-Market Statement
(Trust Preferred Example)

The Financial Accounting Standards Board on Friday, October 10th approved the third FASB Staff Position paper (FSP FAS 157-3) to its FAS 157 statement, Fair Value Measurements to address inadequacies of the statement’s requirements for valuing assets in inactively traded markets. The original statement covers a range of information and valuation techniques that an entity might use to estimate fair value when relevant market data is not available. The essence of the latest Staff Position paper is that for assets in inactively traded markets it is best to rely on management’s internal assumptions about future cash flows and use appropriately risk-adjusted discount rates.

One investment security-type that falls into this category are trust preferred securities that have been actively purchased by community-based financial institutions. The following describes how we here at Silverton determine the fair value of floating rate, bank trust preferred investments in the current inactively-traded market.

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Internally, we have developed a credit quality based valuation matrix for both trust preferred securities we have brought to market as well as for other trust preferred securities we own in our own portfolio. We utilize a standardized, propriety analytical process to grade each issuer bank’s credit quality. This process considers among other inputs, the bank’s level of loan concentration, various asset quality measures, the level of profitability and various liquidity measures. This process produces a single credit quality measure for each issuer bank ranging from 0 (strongest credit quality) to 50 (worst credit quality) and referred to as the Composite Credit Score.

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Then we estimate the spread over 3-month LIBOR believed to be currently required by our buyer network of investors who are active in acquiring trust preferred securities to buy a trust preferred issue at par, given the particular level of credit quality of the issuer. These spread levels were determined by starting from actual transaction spread levels with adjustments to consider the intervening period of financial stress, illiquidity and uncertainty. Where possible, we have tested these spread levels against the spreads implied from actual recent purchases of actively traded trust preferred securities. The following table provides the approximate spread over 3 month LIBOR required by investors given the Composite Credit Score of the issuer as discussed above.

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Estimated Required Spread over L1BOR
vs.
Silverton Capital Corporation Composite Credit Score

September 30, 2008

Silverton Capital Corporation Composite Credit Score	Spread over 3 month LIBOR	Silverton Capital Corporation Composite Credit Score	Spread over 3 month LIBOR
Less than 3.00	575 basis points	15.00 to 15.99	1000
3.00 to 3.99	600	16.00 to 16.99	1100
4.00 to 4.99	625	17.00 to 17.99	1200
5.00 to 5.99	650	18.00 to 19.99	1300
6.00 to 6.99	675	19.00 to 19.99	1400
7.00 to 7.99	700	20.00 to 20.99	1600
8.00 to 8.99	725	21.00 to 21.99	1800
9.00 to 9.99	750	22.00 to 22.99	2000
10.00 to 10.99	775	23,00 to 23.99	2200
11.00 to 12.00	800	24.00 to 24.99	2400
12.00 to 12.99	850	25.00 to 25.99	2600
13.00 to 13.99	900	26.00 to 26.99	2800
14.00 to 14.99	950	27.00 to 27.99	3000

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Given the widening in spread levels, we abandoned our previous methodology of pricing to the first call date and instead now price to an expected life basis and have assumed a 10-year time horizon as being reasonable. Utilizing this 10-year time horizon and the above spread levels required by investors, one can determine the approximate price and hence value of the security in question. The following is an example how this is calculated:

Issuer	Spread Formula	Actual Spread Over Libor(bps)	Comp. Credit Score	Est. Req. Spread (bps)	Yld to l0yr Call Factor	Curr. MV.
XYZ Bank	LIBOR + 325	325	1.90	575	0.5	84.38

The derived market value is determined by first taking the Required Spread of 575bps less the Actual Spread of 325bps resulting in 250bps of additional spread required. This 250bps is divided by 0.5bps (which represents the number of basis points in yield that equals l/32nds of 1 percent of price) this generates a result of 500. The 500 figure is then divided by 32 to arrive at the discount to par. In this case the result is 15.6. Subtract 15.6 from par (100) to arrive at a Market Value of 84.38.

Fixed rate issues require more subjectivity in determining the appropriate discount rate. One most likely would revert to the last active price quote and then determine the discount rate based on that quote and add appropriate credit risk and liquidity risk spreads given the underlying bank’s financial condition as welt as the deterioration in market conditions since the time of the active quote. Compare this derived price with a current broker price indication to determine the reasonableness of the derived price. Keep in mind the broker price indication is probably a worse-case scenario at this time. One would understandably add more weight to the derived quote but both should be within a reasonable range of one another.

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If you have any questions or comments or specific issues do not hesitate to contact this office or your Silverton Bank sales representative and we’ll be happy to work with you.

Thomas R. Fitzgerald
Director, Research & Strategy
Investments
770-805-2075
800-277-2265
tfitzgerald@silvertonbank.com

This information contained herein has been derived by sources believed to be reliable but is not guaranteed as to accuracy and does not purport to be a complete analysis of the security, company or industry involved. This communication does not constitute either an offer to sell or a solicitation to buy any of the securities referred to herein. This information may include certain assumptions and no representation is made that it is accurate or complete or that (any returns indicated will be achieved. Opinions expressed are subject to change without notice. Prices and availability are also subject to change without notice. Past performance is no guarantee of future results.

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